16(b)  Cash Reserves Fund


                         COMPUTATION OF PERFORMANCE DATA


      Current yield quotations are based on the fund's investment results during the latest seven days, computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, dividing the net change in account value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7. Effective yield is computed by compounding the unannualized base period return by dividing the base period return by 7, adding one to the quotient, raising the sum to the 365th power, and subtracting one from the result.

Formulas are as follows, where D = dividend paid on one share during the latest 7 days:

            Current Yield = D / 7 x 365

            Compounded Yield = ((1 + D / 7)365) - 1